Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in millions)	2010	2009	2008	2007		2006
Earnings:
Pre-tax earnings (loss) from continuing operations	(555)	(217)	(992)	(57)		(171)
Add: Fixed Charges	199	80	91	102		117

Earnings available for fixed charges	(356)	(137)	(901)	45		(54)

Fixed Charges:
Interest expense	191	70	80	87		102
Estimated interest component of rent expense	8	10	11	15		15

Fixed Charges	199	80	91	102		117

Ratio of Earnings to Fixed Charges (a)	(b )	(b )	(b )	(b	)	(b )

(a)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges by fixed charges. Computations in the ratio included:

—	pre-tax earnings (loss) from continuing operations consists of loss from continuing operations before income taxes plus amortization of capitalized interest less net earnings attributable to non-controlling interests, equity income and interest capitalized.

—	fixed charges consists of interest expensed and capitalized (including amortization of debt issuance costs) and one-third of operating rent expense, which we believe is representative of the interest component of rent expense.

(b)	Earnings for all periods were insufficient to cover fixed charges at a ratio of 1:1. The amount of the deficiency was $555 million in 2010, $217 million in 2009, $992 million in 2008, $57 million in 2007 and $171 million in 2006. As a result of the deficiencies, the ratios are not presented above.